FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d - 16
                     of the Securities Exchange Act of 1934

                          For the Month of October 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE INFORMATION IN PARAGRAPHS 1 AND 2 OF THE REGISTRANT'S PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant's press release:

Qualmax Acquires BOS' Communications Division; Dated October 27, 2005.


Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /S/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO


Dated: October 27, 2005

[BOS LOGO]

QUALMAX ACQUIRES BOS' COMMUNICATIONS DIVISION

TERADYON, ISRAEL - October 27, 2005 - B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOSC), announced today that it has entered into a definitive agreement with Qualmax Inc., a US VoIP service and equipment provider, for the sale of the assets of BOS' Communications Division to Qualmax, Inc. The consideration payable to BOS is four million Qualmax shares and 4% royalties from future revenues Qualmax generates from the sold business, up to $800,000. Of the Qualmax shares to be received by BOS in the transaction, one million shares shall be deposited in escrow and shall be released to BOS at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon Qualmax generating by then certain revenues from the sold business.

The agreement contemplates that Qualmax shall retain employees of the BOS Communications Division. Prior to closing of the transaction, which is subject to certain closing conditions, Qualmax shall have completed a merger into a US publicly traded company.

Mr. Adiv Baruch, CEO of BOS, commented, "We are delighted to enter into this agreement with Qualmax. We have structured the transaction so that we receive our sale price in Qualmax shares primarily because we believe in Qualmax's potential, which we expect will be greatly enhanced by integrating the BOS Communications Division. Obtaining shares in Qualmax just as it begins to operate in the US public markets gives BOS the chance to realize long-term additional value from the sale."

Mr. David Kamrat, CEO of Qualmax said, "The VoIP and GSM space requires the ability to adapt rapidly to dynamic market conditions. With the acquisition of BOS Communications Division, Qualmax gains a world-class R&D and product development team. We see this acquisition as a critical component in our mission to offer our customers the most advanced and feature-rich applications in the industry."

ABOUT BOS

B.O.S. Better Online Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC; TASE:BOSC) was established in 1990. BOS develops and markets innovative products that improve enterprise communications and operations. Its activities are focused in two domains:

COMMUNICATIONS PRODUCTS providing easy to install and affordable VoIP and cellular gateways solutions for businesses. BOS communications products leverage existing infrastructure, radically reduce costs and facilitate operations.

CONNECTIVITY PRODUCTS marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

In addition BOS supplies electronic and RFID components and technology design services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd., in which a controlling stake was acquired in November 2004.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

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For further information, please contact:
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com


ABOUT QUALMAX

Founded in 2001, Qualmax provides VoIP products, solutions, and services to telecommunication companies, enterprises, and small businesses worldwide. In addition, Qualmax offers VoIP services to service providers and retail customers through its subsidiary, Inode Communications. For more information, please visit www.qualmax.net or contact:

Ms. Tracy Habecker
VP of Marketing and Public Relations
Tel. 1-541-683-2892 x1012, e-Mail: tracyh@qualmax.net


THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.


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